Exhibit (a)(1)(K)

FORM OF FINAL REMINDER OF EXPIRATION OF OPTION EXCHANGE

Date:

To:	[Eligible Employee]

From:	Vince Holding Corp.

Re:	Option Exchange Deadline Tomorrow

This e-mail is to remind you that October 2, 2015 at 5:00 p.m. Eastern Time is the final deadline to elect to participate in the Option Exchange. If you wish to exchange your Eligible Options for Replacement Options, as described in the Offer to Exchange, you must complete and deliver your Election Form prior to that deadline if you have not done so already.

There are no exceptions to this deadline, so we encourage you not to wait until the last day to make your election if you wish to participate.

You can view the offering material, which is contained in the Schedule TO we filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 3, 2015, on the SEC’s website at www.sec.gov. The offering material explains how to make, change or withdraw your election before the end of the Option Exchange.

You must deliver the Election Form by one of the following methods:

By Regular Mail:

Vince Holding Corp.

Attention: Corporate Secretary

500 Fifth Avenue, 20th Floor

New York, New York 10110; or

By email:

optionexchange@vince.com

Your Election Form must be properly completed, signed and received before 5:00 p.m. Eastern Time on October 2, 2015. To obtain another copy of your Election Form, please e-mail optionexchange@vince.com or call 646-767-5592 and leave a voice message (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday).

Your participation in the Option Exchange is completely voluntary, and you are not obligated to participate. Any Eligible Options you do not elect to exchange will remain subject to their present terms.